
June 24, 2025

Yanela Frias
Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, NJ 07102

> **Re: Prudential Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-16707**

Dear Yanela Frias:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

1.   We note your disclosure related to products offered by each segment in your business section starting on page 3. In order to provide investors with a clear understanding of material trends and the drivers of financial results, please revise MD&A in future filings to:

- Provide detail of "Premiums" and "Policy charges and fee income" by product or product type at the consolidated and/or segment level for each period presented. Also include appropriate discussion of relevant material trends.

- Provide detail of "Policyholders' account balances" by product or product type at the consolidated and/or segment level at each period end presented.

Retirement Strategies - Adjusted Operating Income, page 75

2.   We note your disclosure that adjusted operating income excludes the change in the fair value of the embedded derivative associated with future projected renewals and only includes the change associated with the current term elected by the policyholder. Please confirm that this adjustment is quantified in the "Change in the value of the non-MRB liabilities, excluding changes in the NPR adjustment" line-item in the table on page 80. If not, please tell us the impact on adjusted operating income in 2024, 2023, and 2022 from this adjustment. Please tell us and if material, revise future filings to explain why you back this impact out and why the resulting measure is useful for management and investors.

General

3.   We note your reconciliation between core adjusted operating income and the comparable GAAP measure on slides 22 and 23 in the 1Q25 Prudential Financial, Inc. Earnings Conference Call Presentation included in the Investor Relations section of your web-site.

    • Please provide us a description of each adjustment after adjusted operating income before income taxes to get to core adjusted operating income before taxes clearly describing the nature of and reasons for the components being backed out and / or added in to allow us to fully understand why the resulting measure is useful for management and investors. Specifically quantify the amounts included/excluded to get to average expectations of alternative investment income, underwriting income and expected expenses and other items.

    • Please tell us how you considered whether core adjusted operating income and related measures substitute individually tailored recognition and measurement methods for those of US GAAP and whether the resulting measure is misleading and violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for additional information.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Finance

cc: Brian Spitser